Exhibit 21.2

Blackstone Private Equity Strategies Fund (TE) L.P.

Subsidiaries of the Registrant

The following entities, and the jurisdiction in which they are organized, are included in the consolidated results of Blackstone Private Equity Strategies Fund (TE) L.P. as of December 31, 2025.

Name	Jurisdiction of Incorporation or Organization
BXPE Feeder (CYM) L.P.	Cayman Islands